[redacted]

S ON

20004029

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Akin Bay Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 3rd Ave.
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Rybakoff — 212-583-9800 Ext 110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BK Accountants CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

48-19 43rd Avenue	SunnySide	NY	11104
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 09 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Rybakoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Akin Bay Company LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

03/02/2020

Notary Public

Hyacinth Rose McFarlane
Notary Public, State of New York
No. 01MC6281893
Qualified in New York County
Commission Expires May 13, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AKIN BAY COMPANY LLC

STATEMENT OF FINANCIAL CONDITION
AND RELATED NOTES
AT DECEMBER 31, 2019

AKIN BAY COMPANY LLC
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

BK Accountants CPAs, PLLC
48-19 43rd Avenue
Sunnyside, NY 11104
WWW.BKPARTNERSCPAS.COM
(718) 392 0240

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Akin Bay Company LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Akin Bay Company LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Akin Bay Company LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Akin Bay Company, LLC's management. Our responsibility is to express an opinion on Akin Bay Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Akin Bay Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BK Accountants CPAs, PLLC

We have served as Akin Bay Company LLC's auditor since 2014.

Sunnyside, NY

February 24, 2020

AKIN BAY COMPANY LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Assets		
Cash and cash equivalents	$	948,497
Property and equipment, net of accumulated depreciation		276,777
Right of lease asset		456,686
Security deposit		45,732
Prepaid expenses		26,871
Other assets		5,625
Total Assets	**$**	**1,760,188**
Liabilities and Members' Equity		
Accounts payable	$	23,724
Accrued expenses		157,668
Lease liability		501,605
Total Liabilities		682,997
Members' equity		1,077,191
Total Liabilities and Members' Equity	**$**	**1,760,188**

See accompanying notes to Statement of Financial Condition.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Akin Bay Company LLC (the "Company") was organized as a limited liability company under the laws of the State of New York on June 19, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company primarily engages in providing investment banking and advisory services to its clients. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable

Investment banking income due but not yet received that is expected to be collected within one year is recorded as accounts receivable at net realizable value. In the situation the transaction closes but there are certain contingent milestones, the Company will not record, the receivable until all contingencies are met. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment

Property and equipment are recorded at cost. Depreciation for property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

	Years
Leasehold improvements	Lesser of remaining lease term or life of asset
Office equipment	5
Furniture and fixtures	5

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Revenue Recognition

The Company provides investment banking and advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangements is completed (the closing date of the transaction).

For certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers are recognized revenue when the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.

Leases

The Company leases certain buildings and vehicles. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since most of the Company's leases do not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU assets also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise the option.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately with amounts allocated to the lease and non-lease components based on stand-alone prices. For certain equipment leases, like vehicles, the Company accounts for the lease and non-lease components as a single lease.

We lease office space and an automobile under noncancelable operating leases.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Change in Accounting Principle

The Company adopted FASB Topic 842, Leases, using the modified retrospective approach with January 1, 2019 as the date of initial adoption. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification. In addition, the Company elected the practical expedient to use hindsight in determining the lease term for existing leases, which resulted in shortening the lease terms for certain existing leases and the useful lives of corresponding leasehold improvements as certain options to renew were not reasonably certain.

As a result of adopting the new standards effective January 1, 2019, the Company recorded additional net lease assets and lease liabilities of approximately $606,722 and $662,853, respectively. The difference between the lease assets and lease liabilities was recorded as an approximate $56,131 reduction to beginning retained earnings. Adoption of the new standard did not materially impact the Company's net income and had no impact on cash flows.

The following details the Balance Sheet line items effected as of January 1, 2019 (in thousands):

	As Reported Under 840	As Reported Under 842	Effect of Change
Cash and cash equivalents	$ 49,997	$ 49,997	$ 0
Accounts receivable	76,637	76,637	0
Property and equipment, net	347,458	347,458	0
Other assets	5,625	5,625	0
Right-of-use asset	0	606,722	606,722
Security deposit	45,732	45,732	0
Prepaid expenses	17,771	17,771	0
Total assets	543,220	1,149,942	606,722
Accounts payable	10,096	10,096	0
Accrued expenses	7,245	7,245	0
Deferred rent	60,779	0	(60,779)
Lease liability	0	662,853	662,853
Total liabilities	78,120	680,194	602,074
Total members' equity	465,100	469,748	4,648
Total liabilities and members' equity	543,220	1,149,942	606,722

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Income Taxes

The Company is classified as a Partnership for Federal and New York State tax purposes, whereby the Company's income or loss is reported by the partners on their own income tax returns. Accordingly, no provision has been made for Federal and New York State taxes. The Company remains liable for New York City Unincorporated Business tax. During 2019, The Company tax due of $2,725. As of December 31, 2019, the Company's tax years for 2018, 2017 and 2016 are subject to examination by the tax authorities.

The Company has evaluated its current tax positions and has concluded that as of December 31, 2019, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2) PROPERTY AND EQUIPMENT

The following is a summary of property and equipment less accumulated depreciation as of December 31, 2018. Depreciation expense for the year then ended was $78,762.

Leasehold improvements	$ 283,069
Office equipment	18,111
Furniture and fixtures	127,923
	429,103
Less: accumulated depreciation	152,326
	$ 276,777

3) CONCENTRATIONS OF RISK

The Company maintains its cash balances at a major financial institution. The balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company from time to time, has had an amount greater than $250,000 in cash on deposit.

The Company engages in various investment banking and advisory services. In the event customers do not fulfill their obligations, the Company may be exposed to small amount of risk relating to its out-of-pocket expenses. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

4) COMMITMENTS

The Company leases its office space under the terms of a non-cancelable operating lease expiring on June 29, 2023. The Company also leases an automobile under a non-cancelable operating lease expiring on February 29, 2020.

The Company has a cash deposit of $45,732 for the office lease.

Future minimum lease payments under the non-cancelable leases are as follows:

Year ending December 31,	Rent	Automobile
2020	182,336	1,191
2021	182,336	-
2022	182,336	-
2023	91,168	-
Total	$ 638,176	$ 1,191

5) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $722,186 which is $707,099 in excess of its required net capital of $15,087. The Company's net capital ratio at December 31, 2019 was .31 to 1.

6) SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 24, 2020 the date which the financial statements were issued.

BK Accountants CPAs, PLLC
48-19 43rd Avenue
Sunnyside, NY 11104
WWW.BKPARTNERSCPAS.COM
(718) 392 0240

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Akin Bay Company, LLC.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Akin Bay Company, LLC identified the following provision of 17 C.F.R §15c3-3(k) under which Akin Bay Company LLC, claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i) and (2) Akin Bay Company, LLC stated that Akin Bay Company, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Akin Bay Company, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Akin Bay Company. LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BK Accountants CPAs, PLLC

Sunnyside, NY 11104
February 24, 2020

AKIN BAY COMPANY

780 Third Avenue
NEW YORK, NEW YORK 10017-2024

TELEPHONE:
(212) 583-9800
FACSIMILE:
(212) 583-1125
WWW.AKINBAY.COM

February 24, 2020

Akin Bay Company LLC Exemption Report

Akin Bay Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following,

1. The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R §240.15c3-3 under the provision of subparagraphs (k)(2)(i) thereto.

2. The Company had no obligations under met the identified exemption provisions in 17 C.F.R §240.15c-3-3 throughout the most recent fiscal year ended December 31, 2019 without exception.

I, James Rybakoff, swear that, to my best knowledge and belief, the Exemption Report is true and correct

2/24/2020

Executed by the person who executed the oath or affirmation pursuant to Rule 17a-5(e)(2) Date

BK Accountants CPAs, PLLC
48-19 43rd Avenue
Sunnyside, NY 11104
WWW.BKPARTNERSCPAS.COM
(718) 392 0240

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
Akin Bay Company, LLC
New York, NY

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Akin Bay Company, LLC ("the Company") and the SIPC, solely to assist you and SIPC in evaluating Akin Bay Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Akin Bay Company, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Akin Bay Company, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Akin Bay Company, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BK Accountants CPAs, PLLC

Sunnyside, NY

February 24, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

1*1*******195*****************ALL FOR AADC 100
44363 FINRA DEC
AKIN BAY COMPANY LLC
780 3RD AVE
NEW YORK, NY 10017-2024

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 2,865.0

B. Less payment made with SIPC-6 filed (**exclude interest**) (0)

____
Date Paid

C. Less prior overpayment applied (7,697.0)

D. Assessment balance due or (overpayment) (4,832.0)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ (4,832.0)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $______________

H. Overpayment carried forward $(4,832.0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Akin Bay Company LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President & CEO
(Title)

Dated the 21 day of February, 2020.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,910,164.0
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 0 (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1,910,164.0
2e. General Assessment @ .0015	$ 2,865.0

(to page 1, line 2.A.)

AKIN BAY COMPANY

780 Third Avenue
NEW YORK, NEW YORK 10017-2024

TELEPHONE:
(212) 583-9800
FACSIMILE:
(212) 583-1125
WWW.AKINBAY.COM

March 02, 2020

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Gentlemen:

Pursuant to Rule 17a-5(d), we are pleased to enclose two certified copies of the **Financial Statements** with independent auditors' reports, for **Akin Bay Company, LLC, SEC #** as of and for the year ended December 31, 2019. Please note that the report is marked **"Confidential"** so that the information contained therein is kept confidential and the long-form is not published.

We have also included two copies of the **Statement of Financial Condition**.

Please acknowledge receipt of the above to us, using the enclosed envelope.

Very truly yours,

James Rybakoff
Chief Executive Office
Akin Bay Company, LLC

Enclosures,

Received by (stamp)____________________

Date and time received____________________

Printed name and signed by____________________